SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*

                          Integrated Orthopaedics, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $.001 Par Value
                          (Title of Class of Securities)

                                    45812K108
                                  (Cusip Number)

                               J. Taylor Crandall
                                 201 Main Street
                            Fort Worth, Texas  76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 2, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 26,318,924 shares, which constitutes approximately 76.0% of the 34,632,772 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 29,620,772 shares outstanding.

1.   Name of Reporting Person:

     FW Integrated Orthopaedics Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power:  10,640,962
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:   10,640,962
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,140,962 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 40.9% (2)

14.  Type of Reporting Person: PN
-----------
(1) Includes 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 32,120,772 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Group 31, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 10,640,962 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 10,640,962 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,140,962(1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 40.9% (3)

14.  Type of Reporting Person: CO
------------
(1) Solely in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P.
(2) Includes 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable. FW Integrated Orthopaedics Investor, L.P. is the direct owner of such securities.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 32,120,772 shares of the Stock outstanding.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 10,665,962 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 10,665,962 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,177,962 (1)(2)(3)(4)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 41.0% (5)

14.  Type of Reporting Person: IN
------------
(1) Solely in his capacity as President and sole shareholder of Group Special Investments, Inc. with respect to 25,000 shares of the Stock, and solely in his capacity as President and sole shareholder of Group 31 Inc., in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P., with respect to 10,640,962 shares of the Stock.
(2) Solely in his capacity as President and sole shareholder of Group 31, Inc., in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P. with respect to 13,140,962 shares.
(3) Includes 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable. FW Integrated Orthopaedics Investors, L.P. is the direct owner of such securities.
(4) Includes 12,000 shares issuable upon exercise of options granted to Mr. Crandall pursuant to a stock option plan.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 32,132,772 shares of the Stock outstanding.

1.      Name of Reporting Person:

        FW Integrated Orthopaedics Investors II, L.P.

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /

3.      SEC Use Only

4.      Source of Funds: 00-Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                     /   /

6.      Citizenship or Place of Organization: Texas


                  7.   Sole Voting Power: 10,640,962
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 10,640,962
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        13,140,962 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                     /   /

13.     Percent of Class Represented by Amount in Row (11): 40.9% (2)

14.     Type of Reporting Person: PN
------------
(1) Includes 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 32,120,772 shares of the Stock outstanding.

1.      Name of Reporting Person:

        FW Group Genpar, Inc.

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /
3.      SEC Use Only

4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                     /   /

6.      Citizenship or Place of Organization: Texas

                  7.   Sole Voting Power: 10,640,962 (1)
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 10,640,962 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        13,140,962 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                     /   /

13.     Percent of Class Represented by Amount in Row (11): 40.9% (3)

14.     Type of Reporting Person: CO
------------
(1) Solely in its capacity as the sole general partner of FW Integrated Orthopaedics Investors II, L.P.
(2) Includes 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable. FW Integrated Orthopaedics Investors, II, L.P. is the direct owner of such securities.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 32,120,772 shares of the Stock outstanding.

1.      Name of Reporting Person:

        David G. Brown

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /
3.      SEC Use Only

4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                     /   /

6.      Citizenship or Place of Organization: USA

                  7.   Sole Voting Power: 10,640,962 (1)
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 10,640,962 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        13,140,962 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                     /   /

13.     Percent of Class Represented by Amount in Row (11): 40.9% (3)

14.     Type of Reporting Person: IN
------------
(1) Solely in his capacity as President and sole shareholder of FW Group Genpar, Inc. in its capacity as the sole general partner of FW Integrated Orthopaedics Investors II, L.P.
(2) Includes 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable. FW Integrated Investors II, L.P. is the direct beneficial owner of such securities.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 32,120,772 shares of the Stock outstanding.

1.      Name of Reporting Person:

        Group Special Investments, Inc.

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /

3.      SEC Use Only

4.      Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                     /   /

6.      Citizenship or Place of Organization: Texas

                  7.   Sole Voting Power: 25,000 (1)
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 25,000 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        25,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                     /   /

13.     Percent of Class Represented by Amount in Row (11): <0.1%

14.     Type of Reporting Person: CO
------------
(1) Power is exercised through its President and sole shareholder, J. Taylor Crandall.

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 12, 1997, as amended by Amendment No. 1 dated March 31, 1998, as amended by Amendment No. 2 dated October 26, 1998, and as amended by Amendment No. 3 dated February 18, 1999, as amended by Amendment No. 4 dated January 10, 2000 (the "Schedule 13D"), relating to the Common Stock, $.001 par value (the "Stock"), of Integrated Orthopaedics, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change.

Item 4.  Purpose of Transaction

     Item 4 is hereby amended by adding at the end thereof the following:

      On August 2, 2000, FW Investors and FW Investors II converted an aggregate of 242,560 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock (the "Series B Preferred") held by them into an aggregate of 21,092,174 shares of the Stock. Additionally, FW Investors and FW Investors II on such date waived, assigned and transferred to the Company an aggregate of 73,796 shares of the Series B Preferred owned by them, together with an aggregate of $2,786 of accrued and unpaid dividends.

      Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (l) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

        FW Investors

        The aggregate number of shares of the Stock that FW Investors owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,140,962 which constitutes approximately 40.9% of the 32,120,772 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        Group

        Because of its position as the sole general partner of FW Investors, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,140,962 shares of the Stock, which constitutes approximately 40.9% of the 32,120,772 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        Crandall

        Because of his position as the President and sole shareholder of Group, which is the sole general partner of FW Investors, and because of his position as President and sole shareholder of Group Investments, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,177,962 shares of the Stock, which constitutes approximately 41.0% of the 32,132,772 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        FW Investors II

        The aggregate number of shares of the Stock that FW Investors II owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,140,962, which constitutes approximately 40.9% of the 32,120,772 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        FW Genpar

        Because of its position as the sole general partner of FW Investors II, FW Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,140,962 shares of the Stock, which constitutes approximately 40.9% of the 32,120,772 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        Brown

        Because of his position as the President and sole shareholder of FW Genpar, which is the sole general partner of FW Investors II, Brown may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,140,962 shares of the Stock, which constitutes approximately 40.9% of the 32,120,772 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        Group Investments

        The aggregate number of shares of the Stock that Group Investments owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

        (b)

        FW Investors

        FW Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,640,962 shares of the Stock.

        Group

        In its capacity as the sole general partner of FW Investors, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,640,962 shares of the Stock.

        Crandall

        Because of his position as the President and sole shareholder of Group Investments, and because of his position as the President and sole shareholder of Group, which is the sole general partner of FW Investors, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,665,962 shares of the Stock.

        FW Investors II

        FW Investors II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,640,962 shares of the Stock.

        FW Genpar

        In its capacity as the sole general partner of FW Investors II, FW Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,640,962 shares of the Stock.

        Brown

        In his capacity as the President and sole shareholder of FW Genpar, which is the sole general partner of FW Investors II, Brown has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,640,962 shares of the Stock.

        Group Investments

        Group Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,000 shares of the Stock.

        (c) On July 1, 2000 each of FW Investors and FW Investors II received a total of 3,469 shares of the Series B Stock in the form of a paid-in-kind dividend on shares of the Series B Stock owned by them.

      As further described in Item 4 herein, on August 2, 2000, FW Investors and FW Investors II converted an aggregate of 242,560 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock (the "Series B Preferred") held by them into an aggregate of 21,092,174 shares of the Stock. Additionally, FW Investors and FW Investors II on such date waived, assigned and transferred to the Company an aggregate of 73,796 shares of the Series B Preferred owned by them, together with an aggregate of $2,786 of accrued and unpaid dividends.

        Except as described above, none of the Reporting Persons have effected any transactions in shares of the Stock during the past 60 days.

        (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

        (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding at the end thereof the following:

      Attached hereto as Exhibit 99.5 is an Agreement pursuant to which FW Investors and FW Investors II effected the transactions described in Item 4 herein.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended and restated in its entirety as follows:

99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

99.2 Securities Purchase Agreement dated as of December 12, 1997 between Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors, L.P. and Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, previously filed.

99.3    Limited   Partnership  Agreement  of  FW  Integrated  Investors,   L.P.,
        previously filed.

99.4 Limited Partnership Agreement of FW Integrated Investors II, L.P., previously filed.

99.5 Agreement dated July 24, 2000, between FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, regarding the conversion of the Issuer's Series B Preferred stock, filed herewith.

99.6 Letter dated July 26, 2000, to Robert L. Stein of Chartwell Capital Management, Inc. from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. regarding the conversion of the Issuer's Series A and Series B Preferred stock, filed herewith.

99.7 Letters dated August 1, 2000, from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. to
        Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series B Preferred Stock, and from Chartwell Capital Investors, L.P. to Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series A Preferred Stock, filed herewith.

99.8 Letter dated July 31, 2000, from Weil, Gotshal & Manges LLP to Jose E. Kauachi regarding the July 24, 2000 Agreement, filed herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:    August 4, 2000


                                    FW INTEGRATED ORTHOPAEDICS
                                      INVESTORS, L.P.

                                    By: Group 31, Inc., general partner

                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall
                                        President


                                    GROUP 31, INC.

                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall
                                         President


                                        /s/ J. Taylor Crandall
                                        J. Taylor Crandall


                                    FW INTEGRATED ORTHOPAEDICS
                                      INVESTORS II, L.P.

                                    By: FW Group Genpar, Inc.,
                                         general partner


                                    By: /s/ David G. Brown
                                         David G. Brown
                                         President

                                    FW GROUP GENPAR, INC.


                                    By: /s/ David G. Brown
                                         David G. Brown
                                         President


                                        /s/ David G. Brown
                                        David G. Brown

                                    GROUP SPECIAL INVESTMENTS, INC.

                                    By: /s/ J. Taylor Crandall
                                         J. Taylor Crandall
                                         President

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

99.2 Securities Purchase Agreement dated as of December 12, 1997, between Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors, L.P. and Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, previously filed.

99.3    Limited   Partnership  Agreement  of  FW  Integrated  Investors,   L.P.,
        previously filed.

99.4 Limited Partnership Agreement of FW Integrated Investors II, L.P., previously filed.

99.5 Agreement dated July 24, 2000, between FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, regarding the conversion of the Issuer's Series B Preferred stock, filed herewith.

99.6 Letter dated July 26, 2000, to Robert L. Stein of Chartwell Capital Management, Inc. from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. regarding the conversion of the Issuer's Series A and Series B Preferred stock, filed herewith.

99.7 Letters dated August 1, 2000, from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. to
        Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series B Preferred Stock, and from Chartwell Capital Investors, L.P. to Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series A Preferred Stock, filed herewith.

99.8 Letter dated July 31, 2000, from Weil, Gotshal & Manges LLP to Jose E. Kauachi regarding the July 24, 2000 Agreement, filed herewith.